Alamos Gold Inc.
TSX:AGI | NYSE:AGI

May 30, 2025
To:     The Securities Commissions of all of the Provinces and Territories of Canada
Report of Voting Results
In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of Alamos Gold Inc. (the “Company”) held on May 29, 2025.

Total Shares Voted:	325,407,116
Total Shares Issued and Outstanding:	420,565,418
Total Percentage of Shares Voted:	77.37%

1.Election of Directors
Each of the nominee directors listed in Alamos’ management proxy circular dated April 9, 2025 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withheld Vote	%
J. Robert S. Prichard	288,734,732	99.43	1,661,379	0.57
Alexander Christopher	289,950,137	99.85	445,974	0.15
Elaine Ellingham	288,375,377	99.30	2,020,734	0.70
David Fleck	286,388,311	98.62	4,007,800	1.38
Serafino Tony Giardini	289,503,022	99.69	893,089	0.31
Claire Kennedy	287,652,166	99.06	2,743,945	0.94
Chana Martineau	289,807,115	99.80	588,995	0.20
John A. McCluskey	289,752,618	99.78	643,494	0.22
Richard McCreary	289,910,937	99.83	485,174	0.17
Monique Mercier	287,376,868	98.96	3,019,243	1.04
Shaun Usmar	289,877,986	99.82	518,126	0.18

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com

2.Re-Appointment and Compensation of Auditors
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	311,046,217	95.59	14,360,899	4.41

3.Long-Term Incentive Plan
The resolution approving the Company’s Long-Term Incentive Plan was approved.

	Vote For	%	Vote Against	%
Long-Term Incentive Plan	278,776,304	96.00	11,619,808	4.00

4.Employee Share Purchase Plan
The resolution approving the Company’s Employee Share Purchase Plan was approved.

	Vote For	%	Vote Against	%
Employee Share Purchase Plan	289,604,237	99.73	791,875	0.27

5.Amended and Restated Shareholder Rights Plan
The resolution approving the Company’s Fifth Amended and Restated Shareholder Rights Plan was approved.

	Vote For	%	Vote Against	%
Shareholder Rights Plan	279,504,654	96.25	10,891,456	3.75

6.Approval of Approach to Executive Compensation
The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	282,766,415	97.37	7,629,693	2.63

7.Shareholder proposal
The proposal seeking to amend By-Law No. 1 of the Company was denied as a resolution of the Company.

	Vote For	%	Vote Against	%
Shareholder proposal	8,071,143	2.78	282,324,964	97.22
2 | ALAMOS GOLD INC